SEC 1344         Persons who potentially are to respond to the collection of
(7-2000)         information contained in this form are not required to
Previous         respond unless the form displays a currently valid OMB
versions obsoletecontrol number.




=============================

OMB APPROVAL
=============================
=============================

OMB Number: 3235-0058
=============================
=============================

Expires: January 31, 2002
=============================
=============================

Estimated average burden
hours per response. . .2.50
=============================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                FORM 12b-25


                        NOTIFICATION OF LATE FILING


(Check One): Form 10-K Form 20-F Form 11-K Form 10-Q
Form N-SAR

=============================

SEC FILE NUMBER
=============================
=============================


CUSIP NUMBER

=============================

For Period Ended: ______________________
[X ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________





Read Instruction (on back page) Before Preparing Form. Please Print or
Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.





If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________





PART I -- REGISTRANT INFORMATION

W.R. Carpenter North America Inc.____________________________
Full Name of Registrant

N/A____________________________
 Former Name if Applicable

7433 N. First Street, Suite 103                         ,
Address of Principal Executive Office (Street and Number)
Fresno, CA  93720______________________
______________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth



     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

By September 29, 2000, a transaction involving the Company is expected to be consummated that, upon its completion, will have a material effect on the Company's financial statements.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Graham D. Croot         (559)                353-3953
  (Name)                  (Area Code)          (Telephone Number)


(2) Have all other periodic reports reports required under Section 13 or 15(d) of 3he Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________
(Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 25, 2000   By: /s/ Graham D. Croot
                              Graham D. Croot
                              Chief Financial Officer
                              (Principal Financial Officer and
                              Duly  Authorized Signatory

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION


International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).